UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 12, 2025

Melar Acquisition Corp. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-42134	87-1634103
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

143 West 72nd Street, 4th Floor, New York, NY	10023
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (702) 781-1120

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant	MACIU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	MACI	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50 per share	MACIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry Into a Material Definitive Agreement.

Everli Note

As previously disclosed, on August 18, 2025, Melar Acquisition Corp. I, a Cayman Islands exempted company (the “Company”), entered into an Amended and Restated Secured Promissory Note and Pledge Agreement (the “Everli Note”) with Everli Global Inc., a Nevada corporation (“Everli”), and a certain stockholder of Everli (the “Pledging Stockholder,” together with the Company and Everli, the “Parties) for the aggregate principal amount of up to $1,000,000. On September 12, 2025, the Parties entered into First Amendment to Amended and Restated Secured Promissory Note and Pledge Agreement (the “First Amendment to Everli Note”) to increase the principal amount to up to $1,250,000.

A copy of the First Amendment to Everli Note is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the First Amendment to Everli Note is qualified in its entirety by reference thereto.

Sponsor Note

As previously disclosed, on August 18, 2025, the Company issued an Amended and Restated Promissory Note (the “Sponsor Note”) in the aggregate principal amount of up to $1,000,000 to Melar Acquisition Sponsor I LLC, the Company’s sponsor (the “Sponsor”). On September 12, 2025, the Company issued the First Amendment to Amended and Restated Promissory Note (the “First Amendment to Sponsor Note”) to the Sponsor to amend the Sponsor Note to increase the principal amount to up to $1,250,000.

The issuance of the First Amendment to Sponsor Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the First Amendment to Sponsor Note is filed as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference, and the foregoing description of the First Amendment to Sponsor Note is qualified in its entirety by reference thereto.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation Under an Off-balance Sheet Arrangement of a Registrant.

The disclosure related to the First Amendment to Sponsor Note that is contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1+	First Amendment to Amended and Restated Secured Promissory Note and Pledge Agreement, dated as of September 12, 2025, by and among Melar Acquisition Corp. I, Everli Global Inc. and a certain stockholder of Everli Global Inc.
10.2	First Amendment to Amended and Restated Promissory Note, issued on September 12, 2025, by Melar Acquisition Corp. I. to Melar Acquisition Sponsor I LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

+	Certain personally identifiable information has been omitted from this exhibit pursuant to Item 601(a)(6) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MELAR ACQUISITION CORP. I

By:	/s/ Gautam Ivatury
Name:	Gautam Ivatury
Title:	Chief Executive Officer

Dated: September 18, 2025